SUB-ITEM 77I - ASGI Aurora Opportunities Fund, LLC

ASGI Aurora Opportunities Fund, LLC (the "Fund") has issued two classes of limited liability company interests ("Interests"), and classified such Interests as Class A Interests and Class I Interests. Each of Class A Interests and Class I Interests has the rights, privileges, restrictions and limitations that are set forth in the Fund's Multiple Class Plan pursuant to Rule 18f-3 dated as of November 2, 2011.

Prior to November 2, 2011, the Fund offered only a single class of Interests.

CLASS A INTERESTS - Interest Placement Fee

Investments in Class A Interests of less than $500,000 are subject to a placement fee of 2.00%; investments in Class A Interests of $500,000 or more and less than $1,000,000 are subject to a placement fee of 1.00% and investments in Class A Interests of $1,000,000 or more are subject to a placement fee of 0.50% (in each case, the "Class A Interest Placement Fee"). The Class A Interest Placement Fee may be subject to certain waivers. To be eligible to receive a waiver of the Class A Interest Placement Fee on purchases of Class A Interests, an investor must advise the Fund's placement agent ("Placement Agent") or the selling broker or dealer when making an investment that the investor qualifies for a specific waiver.

The amount of each additional investment in Class A Interests by a Member will be aggregated with the amount of the Member's initial investment in Class A Interests and any other additional investments by the Member (to the extent such investments have not been repurchased by the Fund) in determining the applicable Class A Interest Placement Fee at the time of subsequent purchases of Class A Interests. Investments in Class A Interests by an investor's spouse and investments for certain related accounts will also be included in the aggregation. In addition, investments in Class A Interests held by the Member's "Immediate Family Members" (as defined in the Subscription Agreement) will be aggregated with the Member's Class A Interests for purposes of determining the applicable Class A Interest Placement Fee. The Member must indicate in the Subscription Agreement who such "Immediate Family Members" are and the amounts of their investments.

CLASS A INTERESTS - Investor Distribution and Servicing Fee

The Fund will pay a quarterly fee out of Class A Interest net assets at the annual rate of 0.75% of the aggregate net asset value of Class A Interests that have been outstanding for more than twelve (12) months, determined and accrued as of the last day of each calendar month (before any repurchases of Class A Interests) and paid quarterly (the "Investor Distribution and Servicing Fee"). The Investor Distribution and Servicing Fee is charged on an aggregate class-wide basis, and investors in Class A Interests will be subject to the Investor Distribution and Servicing Fee regardless of how long they have held their Class A Interests.

The Investor Distribution and Servicing Fee is paid to the Placement Agent to reimburse it for payments made to Investor Service Providers and for the Placement Agent's ongoing investor servicing. The Placement Agent may pay all or a portion of the Investor Distribution and Servicing Fee it receives to other Investor Service Providers, acting as sub-placement agents, including affiliates of the Fund's investment adviser. Each Investor Service Provider is paid based on the aggregate net asset value of outstanding Class A Interests held by Members that receive services from such Investor Service Provider that have been outstanding for more than twelve (12) months.

Pursuant to the conditions of an exemptive order issued by the SEC, the Investor Distribution and Servicing Fee is paid pursuant to a plan adopted by the Fund in compliance with Rule 12b-1 under the Investment Company Act of 1940 with respect to Class A Interests.

CLASS I INTERESTS

Class I Shares are not subject to an Interest Placement Fee or an Investor Distribution and Servicing Fee.



DRAFT